UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Regulus Therapeutics Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

75915K200
(CUSIP Number)

Mark DiPaolo Senior Partner, General Counsel Sarissa Capital Management LP 660 Steamboat Road Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75915K200	Page 2 of 9 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,935,322*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,935,322*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,935,322*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.38%*
14		TYPE OF REPORTING PERSON PN
* The number of Shares and percentage of the outstanding Shares reported herein as beneficially owned by the Reporting Persons (i) is based on the 20,927,053 Shares outstanding as of November 8, 2019 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, (ii) assumes the conversion into Shares of all Warrants held by the Reporting Persons, (iii) in light of the beneficial ownership limitations contained in the Certificate of Designation, does not include any Shares issuable upon conversion of the A-2 Preferred Shares held by the Reporting Persons, and (iv) in accordance with Rule 13d-3 under Securities Exchange Act of 1934, as amended, does not include any Shares issuable upon conversion of any A-2 Preferred Shares, other shares of preferred stock or warrants to purchase Shares, in each case held by any person other than the Reporting Persons.

CUSIP No. 75915K200	Page 3 of 9 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,935,322*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,935,322*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,935,322*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.38%*
14		TYPE OF REPORTING PERSON IN
* The number of Shares and percentage of the outstanding Shares reported herein as beneficially owned by the Reporting Persons (i) is based on the 20,927,053 Shares outstanding as of November 8, 2019 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, (ii) assumes the conversion into Shares of all Warrants held by the Reporting Persons, (iii) in light of the beneficial ownership limitations contained in the Certificate of Designation, does not include any Shares issuable upon conversion of the A-2 Preferred Shares held by the Reporting Persons, and (iv) in accordance with Rule 13d-3 under Securities Exchange Act of 1934, as amended, does not include any Shares issuable upon conversion of any A-2 Preferred Shares, other shares of preferred stock or warrants to purchase Shares, in each case held by any person other than the Reporting Persons.

CUSIP No. 75915K200	Page 4 of 9 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Offshore Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,025,934*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,025,934*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,025,934*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.61%*
14		TYPE OF REPORTING PERSON PN
* The number of Shares and percentage of the outstanding Shares reported herein as beneficially owned by the Reporting Persons (i) is based on the 20,927,053 Shares outstanding as of November 8, 2019 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, (ii) assumes the conversion into Shares of all Warrants held by the Reporting Persons, (iii) in light of the beneficial ownership limitations contained in the Certificate of Designation, does not include any Shares issuable upon conversion of the A-2 Preferred Shares held by the Reporting Persons, and (iv) in accordance with Rule 13d-3 under Securities Exchange Act of 1934, as amended, does not include any Shares issuable upon conversion of any A-2 Preferred Shares, other shares of preferred stock or warrants to purchase Shares, in each case held by any person other than the Reporting Persons.

CUSIP No. 75915K200	Page 5 of 9 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Catapult Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,638,422*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,638,422*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,638,422*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.07%*
14		TYPE OF REPORTING PERSON OO
* The number of Shares and percentage of the outstanding Shares reported herein as beneficially owned by the Reporting Persons (i) is based on the 20,927,053 Shares outstanding as of November 8, 2019 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, (ii) assumes the conversion into Shares of all Warrants held by the Reporting Persons, (iii) in light of the beneficial ownership limitations contained in the Certificate of Designation, does not include any Shares issuable upon conversion of the A-2 Preferred Shares held by the Reporting Persons, and (iv) in accordance with Rule 13d-3 under Securities Exchange Act of 1934, as amended, does not include any Shares issuable upon conversion of any A-2 Preferred Shares, other shares of preferred stock or warrants to purchase Shares, in each case held by any person other than the Reporting Persons.

CUSIP No. 75915K200	Page 6 of 9 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Hawkeye Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,270,966*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,270,966*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,270,966*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.71%*
14		TYPE OF REPORTING PERSON PN
* The number of Shares and percentage of the outstanding Shares reported herein as beneficially owned by the Reporting Persons (i) is based on the 20,927,053 Shares outstanding as of November 8, 2019 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, (ii) assumes the conversion into Shares of all Warrants held by the Reporting Persons, (iii) in light of the beneficial ownership limitations contained in the Certificate of Designation, does not include any Shares issuable upon conversion of the A-2 Preferred Shares held by the Reporting Persons, and (iv) in accordance with Rule 13d-3 under Securities Exchange Act of 1934, as amended, does not include any Shares issuable upon conversion of any A-2 Preferred Shares, other shares of preferred stock or warrants to purchase Shares, in each case held by any person other than the Reporting Persons.

CUSIP No. 75915K200	Page 7 of 9 Pages

Introductory Statement

This statement constitutes Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) relating to the shares of common stock, par value $0.001 (the “Common Stock” and, such shares, the “Shares”), issued by Regulus Therapeutics Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 17, 2019 (the “Initial Schedule 13D”), on behalf of the Reporting Persons, to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.
Item 3.  Source or Amount of Funds or Other Consideration.
Item 3 of the Initial Schedule 13D is hereby amended to add the following thereto:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 7,935,322 Shares (including Warrants to purchase an aggregate of 6,083,471 Shares).  In addition, the Reporting Persons own an aggregate 423,162 A-2 Preferred Shares which, if effect is not given to the beneficial ownership limitations set forth in the Certificate of Designation of Preferences, Rights and Limitations of Class A-2 Convertible Preferred Stock of the Issuer (the “Certificate of Designation”), would be convertible into 4,231,620 Shares.  As described in more detail in Item 4 below, the Reporting Persons acquired A-2 Preferred Shares and additional Warrants on December 24, 2019 in connection with the occurrence of the Milestone Closing.  The aggregate purchase price of the A-2 Preferred Shares and the Warrants purchased by the Reporting Persons at the Milestone Closing was approximately $3.35 million (including commissions). The source of funding for the A-2 Preferred Shares and Warrants was the general working capital of the respective purchasers.
Item 4.  Purpose of Transaction.
Item 4 of the Initial Schedule 13D is hereby amended to add the following thereto:
Pursuant to the Purchase Agreement, on December 15, 2019, the Issuer’s Board of Directors unanimously resolved to recommence the Issuer’s Phase 1 clinical trial of the Issuer’s RGLS4326 product candidate (the “Phase 1 Trial”) based on correspondence from the U.S. Food & Drug Administration’s Division of Cardiovascular and Renal Products, and the Issuer made a public announcement of its plan to recommence the Phase 1 Trial on December 16, 2019.  Accordingly and pursuant to the terms of the Purchase Agreement, a second closing (the “Milestone Closing”) occurred on December 24, 2019.  At the Milestone Closing, the Reporting Persons purchased, in the aggregate, 423,162 shares of non-voting series A-2 convertible preferred stock, par value $0.001 per share (the “A-2 Preferred Shares”), and accompanying Warrants to purchase 4,231,620 Shares for aggregate consideration of approximately $3.35 million.  Each A-2 Preferred Share is convertible into 10 Shares, subject to certain beneficial ownership conversion limitations set forth in the Certificate of Designation.
Item 5.  Interest in Securities of the Issuer.
Items 5(a), 5(b) and 5(c) of the Initial Schedule 13D are hereby amended and restated in their entirety to read as follows:
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 7,935,322  Shares (including Warrants to purchase an aggregate of 6,083,471 Shares) representing approximately 29.38% of the outstanding Shares.  In addition, the Reporting Persons own an aggregate 423,162 A-2 Preferred Shares which, if effect is not given to the beneficial ownership limitations set forth in the Certificate of Designation, would be convertible into 4,231,620 Shares.  The number of Shares and percentage of the outstanding Shares reported herein as beneficially owned by the Reporting Persons (i) is based on the 20,927,053 Shares outstanding as of November 8, 2019 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, (ii) assumes the conversion into Shares of all Warrants held by the Reporting Persons, (iii) in light of the beneficial ownership limitations contained in the Certificate of Designation, does not include any Shares issuable upon conversion of the A-2 Preferred Shares held by the Reporting Persons, and (iv) in accordance with Rule 13d-3 under Securities Exchange Act of 1934, as amended, does not include any Shares issuable upon conversion of any A-2 Preferred Shares, other shares of preferred stock or warrants to purchase Shares held by any person other than the Reporting Persons.

CUSIP No. 75915K200	Page 8 of 9 Pages

(b)  For purposes of this Schedule 13D, Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 7,935,322 Shares (including Warrants to purchase an aggregate of 6,083,471 Shares) held directly by the Sarissa Funds, as well as the 423,162 A-2 Preferred Shares directly held by the Sarissa Funds which, if effect is not given to the beneficial ownership limitations set forth in the Certificate of Designation, would be convertible into 4,231,620 Shares.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and by virtue of his control of the ultimate general partner of each of Sarissa Capital, Sarissa Offshore and Sarissa Hawkeye and of the managing member of Sarissa Catapult, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 7,935,322 Shares (including Warrants to purchase an aggregate of 6,083,471 Shares) held directly by the Sarissa Funds, as well as the 423,162 A-2 Preferred Shares directly held by the Sarissa Funds which, if effect is not given to the beneficial ownership limitations set forth in the Certificate of Designation, would be convertible into 4,231,620 Shares.

(c) Except as set forth in Item 4 above, the Reporting Persons have not effected any transactions in the Shares, the Warrants or the A-2 Preferred Shares in the past 60 days.

CUSIP No. 75915K200	Page 9 of 9 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 2, 2020

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Senior Partner, General Counsel

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL CATAPULT FUND LLC
By: Sarissa Capital Management LP, its managing member

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Senior Partner, General Counsel

SARISSA CAPITAL HAWKEYE FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner
Alexander J. Denner